UNIT PURCHASE AGREEMENT

This is a Unit Purchase Agreement (the “Agreement”) dated as of this 11th of February, 2015 by and among RADIO ONE CABLE HOLDINGS, LLC, a Delaware limited liability company (“Radio One”), TV ONE, LLC, a Delaware limited liability company (the “Network”), and COMCAST PROGRAMMING VENTURES V, LLC (“Comcast”), and relates to that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC (as amended, the “Operating Agreement”) dated December 28, 2004 by and among the parties hereto.  Terms used herein with initial capital letters that are defined in the Operating Agreement shall have the meanings set forth therein.

WHEREAS, Comcast and Radio One, along with the holders of Class D Common Units, are the only members of the Network.

WHEREAS, as of the date hereof, the outstanding capitalization of the Network is as follows:

	Radio One	Comcast	Employees
Series A Preferred Units	14,800,000	3,000,000	-0-
Class B Common Units	-0-	13,565,217	-0-
Class C Common Units	3,391,304	-0-	-0-
Class D Common Units	-0-	-0-	126,343

Herein, all of the Series A Preferred Units and Class B Common Units held by Comcast are herein referred to as the “Comcast Units.”

WHEREAS, the parties hereto have entered into this Agreement to provide for the purchase by Radio One of all of the Comcast Units held by Comcast.

WHEREAS, simultaneously upon execution of this Agreement, Comcast Cable Communication, LLC (an affiliate of Comcast and herein referred to as “CCCLLC”) and the Network entered into that certain Amendment (the “Concurrent Amendment”) dated as of the date hereof to the Affiliation Agreement dated as of July 18, 2003, as heretofore amended, regarding the distribution and reception of the television programming service of the Network (herein, the Affiliation Agreement as so amended including the Concurrent Amendment is referred to as the “Amended Carriage Agreement”) and the parties hereto have approved and entered into that certain Amendment No. 16 to the Operating Agreement, which execution and delivery of the Concurrent Amendment and such Amendment No. 16 being integral to and to the essence of the transactions contemplated by this Agreement.

NOW THEREFORE, intending to be legally bound hereby, the parties hereto have agreed as follows:

1. Sale and Purchase of Comcast Units.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Comcast agrees to sell to Radio One, and Radio One agrees to purchase, the Comcast Units.

(b) The aggregate consideration to be paid by Radio One to Comcast for the purchase of all of the Comcast Units shall equal the Purchase Price, determined in accordance with Section 2 hereof (the “Purchase Price”).  The Purchase Price shall be paid by Radio One in the manner set forth in Section 3 hereof.

(c) As a result of the transactions set forth in this Agreement, after the Closing, (i) Comcast shall cease to be a Member of the Network and will cease to have any membership or ownership interest in the Network, and (ii) Comcast shall no longer be a party to the Operating Agreement, the Buy/Sell Agreement, the Radio One Change of Control Agreement or any other understanding, agreement or document (other than the Amended Carriage Agreement) incorporated into or executed in connection with the Operating Agreement (collectively, the “Network Agreements”), and the Buy/Sell Agreement and the Radio One Change of Control Agreement (and, as to Comcast, such other understandings, agreements or documents, other than the Amended Carriage Agreement) shall terminate automatically in accordance with the terms thereof, and neither Comcast nor any of its Affiliates shall have any further obligation or liability under any such Network Agreement.

2. Purchase Price.

(a) The Purchase Price for the Comcast Units shall be calculated by first determining the sum of the following (the “Closing Date Value”):

(i)	Five Hundred and Fifty Million Dollars ($550,000,000);

(ii)	plus the total Closing Date Current Assets (as hereinafter defined) of the Network;

(iii)	plus the Closing Date Investment Assets (as hereinafter defined) of the Network; and

(iv)	minus the Closing Date Total Liabilities (as hereinafter defined) of the Network.

The Purchase Price for the Comcast Units shall equal the amount of proceeds that Comcast would receive if the Network were liquidated on the Closing Date (as hereinafter defined) and the Closing Date Value were allocated among the Members of the Network in accordance with Section 9.3 of the Operating Agreement.  Exhibit A hereto provides an example of the calculation of the Closing Date Value, based on the assumptions set forth herein, and the Purchase Price for the Comcast Units determined in accordance with Section 9.3 of the Operating Agreement (assuming the entire Closing Date Value was “Net Proceeds from a Sale Transaction” under the Operating Agreement and there were no additional costs incurred by the Network other than any costs included in the calculation of Closing Date Value).

(b) At least three (3) but no more than five (5) Business Days prior to the Closing Date, the Network shall deliver to Comcast a written statement reasonably acceptable to Comcast (the “Closing Date Statement”) setting forth its good faith estimate of the Purchase Price (the “Estimated Purchase Price”), including its good faith estimate of (i) the Closing Date Current Assets (the “Estimated Current Assets”), (ii) the Closing Date Investment Assets (the “Estimated Investment Assets”) and (iii) Closing Date Total Liabilities (“Estimated Total Liabilities”), based upon the most recent ascertainable financial information of the Network, which estimates shall be accompanied by such schedules and data as may be appropriate to support such estimates to the reasonable satisfaction of Comcast.  Comcast shall have the opportunity to review all materials and information used by the Network in preparing such estimates, and the Network shall make available such personnel as are reasonably necessary to assist Comcast in its review of such estimates.

(c) For purposes hereof, the following terms shall have the following meanings:

“Closing Date Current Assets” means on a consolidated basis for the Network, as of the Closing Date, all current assets of the Network, including without limitation the following current assets of the Network:  cash and cash equivalents, inventory, intercompany receivables (less applicable reserves), accounts receivable (less applicable reserves), prepaid expenses, short-term investments and other current assets and receivables reflected on the books of account of the Network, but excluding all deferred tax assets of the Network, in each case calculated in accordance with U.S. generally accepted accounted principles (“GAAP”) as applied by the Network on a basis consistent with past practice.

“Closing Date Total Liabilities” means on a consolidated basis for the Network, as of the Closing Date, (a) accounts payable, (b) accrued expenses, and (c) all other obligations and indebtedness (i) for borrowed money, (ii) evidenced by a note, bond, debenture or similar instrument, (iii) created or arising under any capital lease, conditional sale, earn out or other arrangement for the deferral of purchase price of any property, (iv) under letters of credit, banker’s acceptances or similar credit transactions except to the extent undrawn, (v) under any interest rate and currency protection agreement (including any swaps, forward contracts, caps, floors, collars and similar agreements) and commodity swaps, forward contracts and similar agreements, (vi) for interest on any of the foregoing, (vii) inter-company obligations to Radio One or any of its Affiliates including without limitation obligations arising under the Network Services Agreement and the Advertising Services Agreement or relating to One Solution, New York City rent, CVC commission, and insurance charges; and/or (viii) for any premiums, prepayment or termination fees, expenses or breakage costs due upon prepayment of any of the foregoing, in each case calculated in accordance with GAAP as applied by the Network on a basis consistent with past practice; provided, however, there shall be excluded from Closing Date Total Liabilities (x) any liability relating to the outstanding Class D Common Units, (y) any deferred tax liabilities and (z) any additional liabilities, if any, incurred by the Network (A) in connection with the Required Financing (as hereafter defined), (B) as prepayment penalties or contract breakage costs associated with the transactions contemplated by this Agreement or associated with the Required Financing, or (C) as a guarantor of any liability or indebtedness of Radio One or its Affiliates.

“Closing Date Investment Assets” means on a consolidated basis as of the Closing Date the fair market value of all investment assets held by the Network (other than short-term investments included in the calculation of Closing Date Current Assets), including, without limitation any and all amounts held in the accounts of the Network (including, but not limited to, the Network’s accounts at UBS and Bank of America), but only to the extent such amounts are not duplicative of amounts reflected in Closing Date Current Assets, in each case calculated in accordance with GAAP as applied by the Network on a basis consistent with past practices.

“Purchase Price Percentage” equals 47.488%, the percentage obtained by dividing the number of Comcast Units outstanding at the Closing divided by the total number of Units outstanding as of the Closing.

3. Closing.

(a) Subject to the prior satisfaction of the conditions to Closing set forth in Section 10, the consummation of the purchase by Radio One of the Comcast Units (the “Closing”) will take place at 10:00 a.m. at the offices of Network on or before June 30, 2015, on a Business Day as designated in writing by Radio One at least five (5) Business Days prior to the designated date for Closing (the “Closing Date”), unless another date or place is agreed to in writing by Radio One and Comcast.

         (b) Subject to the terms and conditions set forth in this Agreement, the parties hereto shall take the following actions or make the following deliveries on the Closing Date:

(i)	Radio One shall:

(A) pay to Comcast, by wire transfer of immediately available funds to the account designated by Comcast, an amount in cash equal to the Estimated Purchase Price less $11,872,030;

(B) cause to be delivered to Comcast a note of Radio One, Inc., the parent of Radio One (the "Parent") in the form attached hereto as Exhibit B (the “Note”) in the principal amount of $11,872,030;

(C) execute and deliver the Assignment and Assumption Agreement in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”);

(D) have received evidence that CCCLLC and the Network have executed and delivered the Amendment to and Affirmation of the Amended Carriage Agreement in the form mutually agreed to by the parties as of the date hereof (the “Carriage Agreement Amendment”) and

(E) deliver to Comcast a certificate (the “Closing Certificate”) executed by duly authorized executive officers of each of Radio One and the Network certifying that (A) Radio One or Parent has obtained the Required Financing in an amount sufficient to consummate the transactions contemplated by this Agreement and that the consummation of the transactions contemplated by this Agreement (including the execution and delivery of the Note (as defined below) by the Network, the execution and delivery at Closing of the other documents and agreements attached as Exhibits hereto, and the performance by Parent, Radio One and the Network of their obligations under this Agreement, the Note and such other documents and agreements) will not violate or cause a breach or default (with or without the passage of time or the giving of notice) under the agreements, documents and other instruments entered into by Radio One, the Network and their Affiliates in connection with the Required Financing, and (B) the conditions to the obligations of Comcast set forth in Section 10(c)(i) through (iii) have been satisfied, such certificate to be in form and substance satisfactory to Comcast.

(ii)	The Network shall:

(A) execute and deliver to Comcast the Closing Certificate; and

(B) execute and deliver to Comcast (on behalf of CCCLLC) the Carriage Agreement Amendment.

(iii)	Comcast (or CCCLLC in the case of item (C), below) shall execute and deliver to Radio One and the Network the following:

(A) the Assignment and Assumption Agreement;

(B) the Cross Receipt and Acknowledgment Agreement in the form attached hereto as Exhibit D (after receipt of an executed copy thereof by Radio One and the Network);

(C) the Carriage Agreement Amendment; and

(D) a resignation letter from Comcast’s designee to the Board of Managers of the Network.

4. Post-Closing Calculation of Final Purchase Price; Adjustment of Payments.

(a) Within sixty (60) days after the Closing Date, the Network shall cause the Network’s regularly engaged accounting firm (the “Network Accounting Firm”) to prepare and deliver to Comcast a statement (the “Purchase Price Adjustment Statement”) setting forth its determination of the (i) Closing Date Current Assets, (ii) Closing Date Investment Assets, and (iii) Closing Date Total Liabilities, together with such schedules and data as may be appropriate to support such calculations.  Each party shall provide the other party and its representatives with reasonable access to the business records of the Network and relevant personnel and properties during the preparation of the Purchase Price Adjustment Statement and the resolution of any disputes that may arise under this Section 4.

(b) If Comcast disagrees with the determination of one or more items set forth on the Purchase Price Adjustment Statement, Comcast shall notify Radio One in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement to Comcast, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement (the “Objection Disputes”).  After the end of such thirty (30) day period, Comcast may not introduce additional Objection Disputes or increase the amount of any Objection Dispute, and any item not so identified shall be deemed to be agreed to by Comcast and will be final and binding upon the parties to this Agreement.  During the thirty (30) day period of its review, Comcast shall have reasonable access to any documents, schedules or work papers used in the preparation of the Purchase Price Adjustment Statement.  The failure of Comcast to deliver written notice of an Objection Dispute to Radio One within thirty (30) days after delivery of the Purchase Price Adjustment Statement to Comcast shall be deemed acceptance of the Purchase Price Adjustment Statement and agreement to the Network’s determination of the items set forth on the Purchase Price Adjustment Statement delivered by the Network to Comcast.

(c) Subject to Section 4(b), Comcast and Radio One shall negotiate in good faith to resolve any Objection Dispute and any resolution agreed to in writing by Comcast and Radio One shall be final and binding upon the parties.  If Comcast and Radio One are unable to resolve all Objection Disputes within twenty (20) days of delivery of written notice of such Objection Disputes by Comcast to Radio One, then Comcast and Radio One may continue to negotiate in good faith to reduce such disputes or at any time thereafter, at either Comcast’s or Radio One’s election, the disputed matters may be referred for final determination to PricewaterhouseCoopers, LLC (the “Accounting Arbitrator”).  If such firm is unable to serve, each of Comcast and Radio One shall propose an Accounting Arbitrator from an accounting firm of national standing that is not the independent auditor of either Comcast or Radio One (or their respective Affiliates).  If Comcast and Radio One are unable to agree upon an Accounting Arbitrator within such time period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by mutual agreement of the respective independent auditors of each of Radio One and Comcast; provided, that the definitive Accounting Arbitrator shall not be the independent auditor of either Comcast or Radio One (or their respective Affiliates).  The Accounting Arbitrator shall only consider those items and amounts set forth on the Purchase Price Adjustment Statement as to which Comcast and Radio One have disagreed within the time periods and amounts and on the terms specified in Section 4(b) and this Section 4(c) and must resolve all unresolved Objection Disputes in accordance with the terms and provisions of this Agreement.  The Accounting Arbitrator shall deliver to Comcast and Radio One, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of any unresolved Objection Disputes determined in accordance with the terms herein.  In preparing its report, the Accounting Arbitrator shall not assign a value to any item subject to an Objection Dispute greater than the greatest value for such item as submitted by either Comcast or Radio One or less than the smallest value for such item as submitted by either Comcast or Radio One and shall base its determination solely on presentations and supporting material provided by the parties and not pursuant to any independent review and may not impose an alternative resolution.  Such report shall be final and binding upon all of the parties to this Agreement.  Upon the agreement of Comcast and Radio One or the decision of the Accounting Arbitrator or if Comcast fails to deliver written notice of disagreement to Radio One within the thirty (30) day period provided in Section 4(b), the Purchase Price Adjustment Statement and the items set forth thereon, as adjusted if necessary pursuant to the terms of this Section 4, shall be deemed to be final and binding on the parties to this Agreement.  The fees, costs and expenses of the Accounting Arbitrator shall be allocated evenly between Comcast and Radio One.

(d) In the event that (A) the sum of (i) the Closing Date Current Assets, plus (ii) Closing Date Investment Assets, minus (iii) Closing Date Total Liabilities, (such sum, as finally determined pursuant to this Section 4, the “Final Closing Calculation Amount”) is greater than (B) the sum of (i) the Estimated Current Assets, plus (ii) Estimated Investment Assets, minus (iii) Estimated Date Total Liabilities, (such sum, the “Estimated Calculation Amount”), Radio One shall pay Comcast an amount equal to the (i) difference between the Final Closing Calculation Amount and the Estimated Calculation Amount, (ii) multiplied by the Purchase Price Percentage, (iii) plus interest on the product of (i) and (ii) calculated at LIBOR plus two (2) percent from the date of Closing through the date of such payment.  Such payment shall be paid within five (5) Business Days after the final determination of the Purchase Price Adjustment Statement pursuant to this Section 4 by wire transfer of immediately available funds to the account designated by Comcast.

(e) In the event that the Estimated Calculation Amount is greater than the Final Closing Calculation Amount, Comcast shall pay to Radio One an amount equal to (i) the difference between the Estimated Calculation Amount and the Final Closing Calculation Amount, (ii) multiplied by the Purchase Price Percentage, (iii) plus interest on such amount calculated at LIBOR plus two (2) percent from the date of Closing through the date of such payment.  Such payment shall be paid within five (5) Business Days after the final determination of the Purchase Price Adjustment Statement pursuant to this Section 4 by wire transfer of immediately available funds to the account designated by Radio One.

(f) The parties hereto agree to treat any payment made pursuant to this Section 4 as an adjustment to the purchase price for federal, state, local and foreign income tax purposes, except as otherwise required by applicable law.

5. Representations and Warranties of Radio One and the Parent.  Radio One and the Parent hereby represent and warrant to Comcast, effective as of the date hereof and as of the Closing Date, as follows:

(a) Each of Radio One and the Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation, has all organizational or corporate powers to carry on its business as now conducted and, except as would not have a material adverse effect on the ability of Radio One or the Parent to consummate the transactions contemplated by this Agreement, has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) This Agreement has been executed by a duly authorized officer on behalf of each of Radio One and the Parent, and the execution, delivery and performance hereof by each of Radio One and the Parent have been duly authorized by all required limited liability company, corporate and/or other action.

(c) Each of Radio One and the Parent have full power and authority to enter into this Agreement (and to enter into the other agreements and instruments to be executed and delivered by Radio One and/or the Parent at Closing pursuant to this Agreement) and to consummate the transactions contemplated hereby (and thereby), and the execution and delivery by each of Radio One and the Parent of, and the performance by each of Radio One and the Parent of their respective obligations under, this Agreement and the Note (and such other agreements and instruments to be entered into at Closing) will result in valid and legally binding obligations of Radio One and the Parent, enforceable against each of Radio One and the Parent in accordance with the respective terms and provisions hereof (and thereof), subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

(d) The execution and delivery by Radio One and Parent of, and the performance by Radio One and Parent of their respective obligations under, this Agreement and the Note (and the other agreements and instruments to be executed and delivered by Radio One, the Network or the Parent at Closing pursuant to this Agreement) (i) does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any governing instrument of Radio One or the Parent, (B) (1) any note, credit agreement, mortgage, indenture or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit or franchise, in either case to which Radio One or the Parent or any of their Affiliates is a party or by which it (or any such Affiliate) is bound or to which any of its (or its Affiliates) properties or assets are subject, (ii) does not require any authorization or approval under or pursuant to any of the instruments, agreements, documents or matters set forth in (A) or (B) above (other than such authorizations or approvals which have been obtained on or prior to the date hereof), or (iii) does not violate, in any material respect, any statute, regulation, law, order, injunction or decree to which Radio One, the Parent or any of their Affiliates is subject.

(e) The Note, when executed and delivered at Closing, (i) will be a valid legally binding obligation of the Parent, enforceable against the Parent in accordance with its terms and provisions, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws effecting the rights and remedies of creditors generally and of general principles of equity, and (ii) will not cause a material adverse effect on the ability of the Network, Radio One or the Parent to carry on their businesses as now conducted and as proposed to be conducted.

(f) There is no litigation, investigation or other proceeding pending or, to the knowledge of Radio One or the Parent, threatened, against Radio One, the Network or the Parent which, if adversely determined, would adversely affect Radio One’s, the Network’s or the Parent’s ability to perform its obligations under this Agreement (or under any of the agreements and instruments to be executed and delivered by Radio One, the Parent or the Network at Closing pursuant to this Agreement).

(g) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority is required on the part of Radio One or the Parent for the execution and delivery of this Agreement (and the other agreements and instruments to be executed and delivered by Radio One, the Parent or the Network at Closing pursuant to this Agreement) or the performance by Radio One, the Parent or the Network of its obligations hereunder (or thereunder), other than such consents, approvals, authorizations, filings, registrations or qualifications that have already been obtained.

(h) No fee is due to any broker, finder, consultant, advisor or professional in the capacity of a broker or finder in connection with this Agreement or the transactions contemplated hereby.

(i) As of the Closing Date, Radio One and the Parent (i) shall have obtained the Required Financing, (ii) shall have sufficient liquid assets to consummate the transactions contemplated by this Agreement, and (iii) shall have taken (or shall have caused one of its Affiliates to take) whatever actions are necessary to ensure that the Note will be pari passu with, and not junior or subordinated in right of payment to (A) any obligations under, the 9.25% Notes and/or the Indenture (each, as defined in the Note), or (B) any other obligation, liability or indebtedness of Radio One, the Parent or their respective Affiliates, other than the senior secured credit facility or other secured financing arrangements entered into by Radio One and/or the Parent and their respective Affiliates in connection with the Required Financing.

6. Representations and Warranties of Network.  The Network hereby represents and warrants to Comcast, effective as of the date hereof and as of the Closing Date, as follows:

(a) The Network is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all organizational powers to carry on its business as now conducted and, except as would not have a material adverse effect on the Network’s ability to consummate the transactions contemplated by this Agreement, has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) This Agreement has been executed by a duly authorized officer on behalf of the Network, and the execution, delivery and performance hereof by the Network have been duly authorized by all required limited liability company and other action.

(c) The Network has full power and authority to enter into this Agreement (and to enter into the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement), and the execution and delivery by the Network of, and the performance by the Network of its obligations under, this Agreement (and such other agreements and instruments) will result in valid and legally binding obligations of the Network, enforceable against the Network in accordance with the respective terms and provisions hereof (and thereof), subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

(d) The execution and delivery by the Network of, and the performance by the Network of its obligations under, this Agreement (and the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement) (i) does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any governing instrument of the Network, (B) (1) any note, credit agreement, mortgage, indenture or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit or franchise, in either case to which the Network is a party or by which it is bound or to which any of its properties or assets are subject, (ii) does not require any authorization or approval under or pursuant to any of the instruments, agreements, documents or matters set forth in (A) or (B) above (other than such authorizations or approvals which have been obtained on or prior to the date hereof), or (iii) does not violate, in any material respect, any statute, regulation, law, order, injunction or decree to which the Network is subject.

(e) There is no litigation, investigation or other proceeding pending or, to the Network’s knowledge, threatened, against the Network which, if adversely determined, would adversely affect the Network’s ability to perform its obligations under this Agreement (or under any of the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement).

(f) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority is required on the part of the Network for the execution and delivery of this Agreement (and the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement) or the performance by the Network of its obligations under this Agreement (or such other agreements or instruments), other than such consents, approvals, authorizations, filings, registrations or qualifications that have already been obtained.

(g) No fee is due to any broker, finder, consultant, advisor or professional in the capacity of a broker or finder in connection with this Agreement or the transactions contemplated hereby.

7. Representations and Warranties of Comcast.  Comcast hereby represents and warrants to Radio One, the Parent and the Network, effective as of the date hereof and as of the Closing Date, as follows:

(a) Comcast is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all organizational powers to carry on its business as now conducted and, except as would not have a material adverse effect on Comcast’s ability to consummate the transactions contemplated by this Agreement, has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) This Agreement has been executed by a duly authorized officer on behalf of Comcast and the execution, delivery and performance hereof by Comcast has been duly authorized by all required limited liability company and other action.

(c) Comcast has full power and authority to enter into this Agreement (and the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement) and to consummate the transactions contemplated hereby (and thereby), and the execution and delivery by Comcast of, and the performance by Comcast of its obligations under, this Agreement (and such other agreements and instruments) will result in valid and legally binding obligations of Comcast, enforceable against Comcast in accordance with the respective terms and provisions hereof (and thereof), subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

(d) The execution and delivery by Comcast of, and the performance by Comcast of its obligations under, this Agreement (and the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement) (i) does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any governing instrument of Comcast, (B) (1) any note, credit agreement, mortgage, indenture or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit or franchise, in either case to which Comcast is a party or by which it is bound or to which any of its properties or assets are subject, (ii) does not require any authorization or approval under or pursuant to any of the matters set forth in (A) or (B) above (other than such authorizations or approvals which have been obtained on or prior to the date hereof), or (iii) does not violate, in any material respect, any statute, regulation, law, order, injunction or decree to which Comcast is subject.

(e) There is no litigation, investigation or other proceeding pending or, to Comcast’s knowledge, threatened, against Comcast which, if adversely determined, would adversely affect Comcast’s ability to perform its obligations under this Agreement (or the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement).

(f) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority is required on the part of Comcast for the execution and delivery of this Agreement (or the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement) or the performance by Comcast of its obligations under this Agreement (or such other agreements and instruments), other than such consents, approvals, authorizations, filings, registrations or qualifications which have been obtained on or prior to the date hereof.

(g) Comcast has the right to sell and assign the Comcast Units to Radio One pursuant to this Agreement.

(h) Comcast holds good and marketable title to the Comcast Units as of the date hereof.

(i) The Comcast Units being transferred to Radio One are, and at Closing will be, free and clear of any and all liens, encumbrances and interests or rights of other persons (except as provided in the Operating Agreement).

8. Survival of Representations and Warranties.  All representations and warranties made by Radio One and the Parent in Section 5 hereof, the Network in Section 6 hereof and Comcast in Section 7 hereof shall survive the execution and delivery of this Agreement and the Closing hereunder.

9. Certain Covenants.

(a) Financing.  The Parent, Radio One and the Network shall use their commercially reasonable efforts to diligently and in good faith pursue and obtain the Required Financing prior to June 30, 2015.  The Parent, Radio One and the Network shall take (or shall have caused any one of their respective Affiliates to take) whatever actions are necessary to ensure that as of Closing the Note will be (and will remain following Closing until full satisfaction of the Note) pari passu with, and not junior or subordinated in right of payment or priority to (A) any obligations under, the 9.25% Notes and/or the Indenture (each, as defined in the Note), or (B) any other obligation, liability or indebtedness of the Parent or its Affiliates, other than the senior secured credit facility or other secured financing arrangements entered into by the Parent and its Affiliates in connection with the Required Financing.

(b) Insurance.  For a period of no less than six (6) years following the Closing, Radio One shall cause the Network to (i) maintain (at its expense) the Network’s current directors and officers and employment practices liability insurance policy (or a substitute policy with the same coverage (e.g., limits, deductibles, etc.) as the current policies), and (ii) expressly name each designee of Comcast (past and present) to the Board of Managers of the Network as additional insureds thereunder.  The Network shall deliver to Comcast original certificates of insurance evidencing such insurance policies at Closing and thereafter at Comcast’s request from time to time, which certificates of insurance shall (x) be signed by an authorized agent of the applicable insurance company, (y) provide that not less than sixty (60) days prior written notice of cancellation is to be given to Comcast prior to cancellation, and (z) state that such insurance policies are primary and non-contributing to any insurance maintained by Comcast or its Affiliates.

(c) Confidentiality; Public Announcements.  The terms and conditions of this Agreement and the transactions contemplated hereby are to be treated by the parties as strictly confidential, and the parties shall consult with each other and mutually agree before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with or rule of any national securities exchange or association, will not issue any such press release or make any such public statement without each other party’s prior written consent.  Notwithstanding the foregoing, Comcast’s obligations under this paragraph (c) to keep information confidential and not to make any public release or public statement shall not be deemed to be breached by any disclosure by an Affiliate of Comcast that is engaged in the business of disseminating news and information if any such information is released or statement made in the ordinary course of business of any such Affiliate.

(d) Tax Matters.  All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the transfer of Comcast Units hereunder (“Transfer Taxes”) shall be borne by Radio One.  Section 10.2 of the Operating Agreement shall continue to apply for each Taxable Year (or portion thereof) ending on or before the Closing Date.  Tax returns for all such Taxable Years shall be prepared in a manner consistent with past practices (except as may otherwise be required due to a change in applicable law).

10. Conditions to Closing.

(a) Applicable to All Parties.  The obligations of the parties to consummate the transactions contemplated by this Agreement are subject to the condition that no federal, state or local governmental body or agency or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order or notice (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the transactions contemplated by this Agreement.

(b) Applicable to Radio One.  The obligations of Radio One to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Radio One):

(i)	The representations and warranties of Comcast in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date.

(ii)
Comcast shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be so performed or complied with by Comcast at or prior to the Closing.

(iii)	Radio One and the Network shall have received from Comcast and CCCLLC the deliveries contemplated by Section 3(b) hereof.

(iv)
Radio One shall have received debt, equity and/or other financing sufficient to consummate the transactions contemplated hereby on terms and conditions acceptable to Radio One in its sole discretion (the “Required Financing”).

(c) Applicable to Comcast.  The obligations of Comcast to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Comcast):

(i)
The representations and warranties of the Parent, Radio One and the Network shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date.

(ii)
The Parent, Radio One and the Network shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be so performed or complied with by the Parent, Radio One and the Network at or prior to the Closing.

(iii)	Comcast shall have received from the Parent, Radio One and the Network the deliveries contemplated by Section 3(b) hereof.

11. Release.  (a) Effective immediately as of the Closing, Comcast, for itself and on behalf of its affiliates, hereby irrevocably waives, releases and discharges Radio One and the Network each of their respective current and former affiliates, and each current or former officer, director, manager, employee, agent and representative of any of the foregoing, from any and all claims of, or liabilities and obligations to, Comcast or any of its affiliates of any kind or nature whatsoever relating, directly or indirectly, to (i) Comcast being a member of the Network, including any rights under applicable law that arise from Comcast having had the right to appoint one or more designees to the board of managers of the Network, (ii) any actions or omissions of Comcast’s designee to the board of managers of the Network, and/or (iii) Comcast’s rights under any Network Agreement (including, for purposes of this Section 11(a), the Network Services Agreement, and the Advertising Services Agreement), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, or otherwise at law or in equity; provided that the foregoing waiver, release and discharge shall not apply in respect of (A) any claim, liability or obligation arising under this Agreement, the Note, the Amended Carriage Agreement or the Carriage Agreement Amendment (or any other agreement or instrument entered into at Closing by Comcast pursuant to this Agreement), or (B) any rights that Comcast or its Affiliates (or its designee to the board of managers of the Network) have to indemnification, exculpation, expense reimbursement or similar rights or claims under the Operating Agreement or under applicable law as a Member (or member of the Board of Managers) of the Network.

(b) Effective immediately as of the Closing, each of the Parent, Radio One and the Network, for itself and on behalf of its respective affiliates, hereby irrevocably waives, releases and discharges Comcast, its current and former affiliates and each current or former officer, director, manager, employee, agent and representative of any of the foregoing (including any designated representative of Comcast to the board of managers of the Network), from any and all claims of, or liabilities and obligations to, the Parent, Radio One or the Network or any of their respective affiliates of any kind or nature whatsoever (including in respect of rights of contribution or indemnification) relating, directly or indirectly, to (i) Comcast being a Member of the Network, including any rights under applicable law that arise from Comcast having had the right to appoint one or more designees to the board of managers of the Network, (ii) any actions or omissions of Comcast’s designee to the Board of Managers of the Network, and/or (iii) Comcast’s (or any Affiliate of Comcast’s) liabilities or obligations under any Network Agreement (or any other understanding, agreement or document incorporated into or executed in connection with the Operating Agreement), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, or otherwise at law or in equity; provided that the foregoing waiver, release and discharge shall not apply in respect of any claim, liability or obligation arising under this Agreement, the Note, the Amended Carriage Agreement or the Carriage Agreement Amendment (or any other agreement or instrument entered into by Parent, Radio One or the Network at Closing pursuant to this Agreement).

12. Indemnification.

(a) Comcast agrees to, and hereby does, indemnify, defend and hold Radio One and the Network harmless of, from and against any and all loss, cost, expense, liability, damages, actions, causes of action, demands or claims arising out of or in connection with (i) any breach of Comcast’s representations and warranties contained in Section 7; or (ii) any breach of any covenant or agreement on the part of Comcast under this Agreement (or any other agreement or instrument).

(b) The Parent and Radio One each agrees to, and hereby does, indemnify, defend and hold Comcast harmless of, from and against any and all loss, cost, expense, liability, damages, actions, causes of action, demands or claims arising out of or in connection with (i) any breach of any representation or warranty made by Parent, Radio One in Section 5 or the Network in Section 6; (ii) any breach of any covenant or agreement on the part of the Parent, Radio One or the Network under this Agreement (or any other agreement or instrument (including the Note) to be entered into by the Parent, Radio One or the Network at Closing pursuant to this Agreement) and (iii) the operations of the Network, including any action or activity (or inaction or omission) of Radio One or the Network (whether or not such action activity (or inaction or omission) was authorized by the Board of Managers of the Network), whether such operations, action or activity (or inaction or omission) occurred prior to, on or following the Closing.

(c) The Network agrees to, and hereby does, indemnify, defend and hold Comcast harmless of, from and against any and all loss, cost, expense, liability, damages, actions, causes of action, demands or claims arising out of or in connection (i) any breach of any representation or warranty made by the Network in Section 6; (ii) any breach of any covenant or agreement on the part of the Network under this Agreement or the Note (or any other agreement or instrument to be entered into by the Network at Closing pursuant to this Agreement); and (iii) the operations of the Network, including any action or activity (or inaction or omission) of the Network (whether or not such action activity (or inaction or omission) was authorized by the Board of Managers of the Network), whether such operations, action or activity (or inaction or omission) occurred prior to or following the Closing.

13. Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) At any time, by mutual written agreement of Radio One and Comcast;

(b) by Radio One, if the Board of Directors of the Parent in the exercise of its fiduciary duties to the shareholders of the Parent has concluded that the Required Financing is not available on commercially reasonable terms and conditions; or

(c) by written notice by either Radio One or Comcast to the other parties, at any time after June 30, 2015, if the Closing shall not have occurred on or prior to such date.

In the event of the termination of this Agreement under this Section 13, no party hereto shall have any obligation or liability to the other parties hereto as a result of such termination; provided that nothing shall relieve a defaulting or breaching party from any liability or damages resulting out of its breach of any provision of this Agreement.

14. Governing Law.  This Agreement shall be construed in accordance with and governed exclusively by the laws of the State of Delaware (without giving effect to any conflicts or choice of law provisions that would cause the application of the domestic substantive laws of any other jurisdiction).

15. Notices.  All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be given in accordance with Section 19.9 of the Operating Agreement.

16. WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Consent to Exclusive Jurisdiction of the Courts of Delaware.

(a) Each of the parties hereto hereby consents to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of or in connection with this Agreement or any of the transactions contemplated hereby, including, without limitation, any proceeding relating to ancillary measures in aid of arbitration, provisional remedies and interim relief, or any proceeding to enforce any arbitral decision or award.

(b) Each of the parties hereto hereby expressly waives any and all rights to bring any suit, action or other proceeding in or before any court or tribunal other than the courts of the State of Delaware or the United States District Court for the District of Delaware and covenants that such party shall not seek in any manner to resolve any dispute other than as set forth herein or to challenge or set aside any decision, award or judgment obtained in accordance with the provisions hereof.

(c) Each of the parties hereto hereby expressly waives any and all objections such party may have to venue in any of such courts, including, without limitation, the inconvenience of such forum.  In addition, each of the parties hereto hereby consents to the service of process by personal service or any manner in which notices may be delivered hereunder in accordance with Section 19.9 of Operating Agreement and will not object to service of process before any of such courts to the extent so delivered.

18. Severability; Remedies.  If any term or provision of this Agreement, or the application thereof to any Person or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or application to other Persons or circumstances, shall not be affected thereby, and each term and provision of this Agreement shall be enforced to the fullest extent permitted by law.  The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party (or the failure to use any such right or remedy) shall not preclude or waive its right to use any or all other remedies.  Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

19. Counterparts; Signatures.  This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one instrument.  A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

20. Assignment; Binding Effect.

(a) The rights and obligations of the parties hereto are not assignable without the consent of all of the parties hereto.

(b) This Agreement shall be binding upon, and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors and assigns.
21. Interpretation; Construction.  Each party has agreed to the use of the particular language of the provisions of this Agreement, and any questions of doubtful interpretation shall not be resolved by any rule or interpretation against the draftsman, but rather in accordance with the fair meaning thereof, having due regard to the benefits and rights intended to be conferred upon the parties and the limitations and restrictions upon such rights and benefits intended to be provided.  Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine or neuter, and the number of any word includes the singular or plural.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The term “or” is used in its inclusive sense (“and/or”).  Unless the context otherwise requires, all references to articles, sections and paragraphs refer to articles, sections and paragraphs of this Agreement.

22. No Third-Party Beneficiary.  This Agreement is made solely for the benefit of the parties hereto and, except as otherwise provided in Section 11, no other Person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

[SIGNATURES CONTAINED ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

RADIO ONE CABLE HOLDINGS, LLC

By:
Name:
Title:

COMCAST PROGRAMMING VENTURES V, LLC

By:
Name:
Title:

TV ONE, LLC

By:
Name:
Title:

The undersigned, the indirect parent entity of Radio One and the Network, hereby (A) joins this Agreement as a party, and (B) (i) consents to the execution and delivery of this Agreement by Radio One and the Network, (ii) agrees to cause Radio One and the Network to comply with all of the provisions of this Agreement, and(iii) irrevocably and unconditionally guarantees to Comcast and its Affiliates that any and all obligations of Radio One and the Network (including any obligations arising out of a breach of this Agreement) shall be satisfied by the undersigned to the extent not satisfied by Radio One or the Network.

RADIO ONE, INC.

By:
Name:
  Title:

[Signature Page to Unit Purchase Agreement]

EXHIBIT A1

I. Current Ownership of TV One, LLC

	Series A Preferred	Class B Units	Class C Units	Class D Units	Total Units	Current Percentages

					Total	Economic
	Series A	Class B	Class C	Class D	Shares	Ownership

Radio One	14,800,000		3,391,304		18,191,304	52.1497%
Comcast	3,000,000	13,565,217			16,565,217	47.4881%
Employees				126,343	126,343	0.3622%

Total	17,800,000	13,565,217	3,391,304	126,343	34,882,864	100.0000%

II Assume Valuation for Company at time of purchase of Comcast Units is as follows:

Enterprise Value	$ 550,000,000
Plus Current Assets	$ 70,000,000
Plus Investment Assets	$ 800,000
Minus Total Liabilities	$ (160,000,000)

Closing Date Value	$ 460,800,000

1
NOTE: Information contained in this Exhibit A is for illustrative purposes only and nothing herein shall modify the specific terms of this Agreement or the applicable provisions of the Operating Agreement that are necessary in connection with the calculation of the Purchase Price.

III. Calculation of Purchase Price of Comcast Units

	Radio One	Comcast	Class D Units	Total
Section 9.3(a) to
Section 9.3(d)	$125,640,980	$114,410,165		$240,051,145
Section 9.3(e)			$236,893	$236,893
Section 9.3(f)	$114,996,295	$104,716,989	$798,677	$220,511,962

TOTAL	$240,637,275	$219,127,155	$1,035,570	$460,800,000

IV Calculation of Principal Amount of Note

The Cash Portion of the Purchase Price Assumes an Enterprise Value of $525,000,000
and the Principal Amount of the Note is the Excess of the Purchase Price
for the Comcast Units if the Enterprise Value is $550,000,000 less the Purchase Price for the Comcast Units if the Enterprise Value is $525,000,000

Cash Portion
Enterprise Value		$ 525,000,000
Plus Current Assets		$ 70,000,000
Plus Investment Assets		$ 800,000
Minus Total Liabilities		$ (160,000,000)

	Closing Date Value	$ 435,800,000

	Radio One	Comcast	Class D Units	Total
Section 9.3(a) to
Section 9.3(d)	$125,640,980	$114,410,165		$240,051,145
Section 9.3(e)			$236,893	$236,893
Section 9.3(f)	$101,958,874	$92,844,959	$708,129	$195,511,962

TOTAL	$227,599,854	$207,255,124	$945,022	$435,800,000

	Cash Payment	$207,255,124	Represents amount payable to Comcast if Enterprise Value were $525 million

	Note Amount	$11,872,030	Represents difference between $219,127,155 and $207,255,124

Note - The Note Amount is Equal to Comcast's Percentage Interest in $25,000,000 (the excess of $550,000,000 over $525,000,000) and will not vary because the amount allocated under Section 9.3(f) is substantially in excess of $25,000,000 irrespective of the Enterprise Value so long as there is at least $25,000,000 to be allocated under Section 9.3(f).

EXHIBIT C

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the “Agreement”) is dated as of this ____ of_________, 2015 by and between RADIO ONE CABLE HOLDINGS, LLC, a Delaware limited liability company (“Radio One”) and COMCAST PROGRAMMING VENTURES V, LLC, a Delaware limited liability company (“Comcast”).

WHEREAS, Radio One, Comcast and TV One, LLC, a Delaware limited liability company are parties to that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC (as amended, the “Operating Agreement”) dated December 28, 2004 by and among the parties hereto.  Terms used herein with initial capital letters that are defined in the Operating Agreement shall have the meanings set forth therein.

WHEREAS, the parties hereto have entered into a Unit Purchase Agreement dated ________________, 2015 (the “Acquisition Agreement”), pursuant to which Radio One has agreed to purchase, and Comcast has agreed to sell, the Comcast Units (as defined in the Acquisition Agreement).

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.           Assignment.

1.1           Pursuant to the terms of the Acquisition Agreement, Comcast hereby grants, transfers, sells, conveys and assigns to Radio One, their successors and assigns, all of Comcast’s right, title and interest in all of the Comcast Units and any and all rights associated therewith to Radio One.

1.2           Comcast agrees to execute and deliver all such further transfers, assignments, conveyances and assurances as may be reasonably requested by Radio One to effect the full assignment and transfer of the Comcast Units to Radio One and to fully vest in Radio One full beneficial and record ownership of all of the Comcast Units.

2.           Assumption.  Radio One does hereby accept the foregoing assignment and assume the obligations and responsibilities of Comcast under the Operating Agreement with respect to the Comcast Units hereby assigned to it.

3.           Amendment.  No provision of this Agreement may be waived, changed, altered or amended except in a writing signed by the authorized representative of each party hereto.

4.           Successors and Assigns.  This Agreement shall be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

5.           Governing Law.  This Agreement shall be construed in accordance with and governed exclusively by the law of the State of Delaware (without giving effect to any conflicts or choice of law provisions that would cause the application of the domestic substantive laws of any other jurisdiction to be applied).

6.           Counterparts.  This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one instrument.  A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

[signature page to follow]

IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

RADIO ONE CABLE HOLDINGS, LLC

By:
Name:
Title:

COMCAST PROGRAMMING VENTURES, V, LLC

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

EXHIBIT D

CROSS RECEIPT AND ACKNOWLEDGEMENT

[________________], 2015

RADIO ONE CABLE HOLDINGS, LLC

Re:           Acknowledgement of Funds

Ladies and Gentleman:

Reference is hereby made to the following agreements:

a)
That certain Unit Purchase Agreement, dated ________ __, 2015 (the “Acquisition Agreement”) by and among Radio One Cable Holdings, LLC, a Delaware limited liability company (“Radio One”), TV One, LLC, a Delaware limited liability company and (the “Network”), and Comcast Programming Ventures V, LLC, a Delaware limited liability company (“Comcast”), pursuant to which Radio One agreed to purchase, and Comcast agreed to sell, all of the Units (the “Comcast Units”) owned by Comcast; and

b)
That certain Assignment and Assumption Agreement, dated as of the date hereof (the “Assignment”), by and between Radio One and Comcast by which Comcast conveyed all of its rights, title and interests in the Comcast Units to Radio One.

Terms used herein with initial capital letters that are defined in that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC (as amended, the “Operating Agreement”) dated December 28, 2004 by and among the parties hereto shall have the meanings set forth therein.

Pursuant to the terms of the Acquisition Agreement and the Assignment, and upon satisfaction of the conditions set forth therein, Radio One has caused to be delivered to Comcast the following:

1.           From Radio One, $___________, in immediately available funds; and

2.           From Radio One, the Note (as defined in the Acquisition Agreement) in the principal amount of $11,872,030.

Please acknowledge below your receipt of these funds and the Note in accordance with the above-described method of delivery.

Very truly yours,

RADIO ONE CABLE HOLDINGS, LLC

By: ______________________________

Name:

Title:

Receipt of the above-mentioned funds and the Note is hereby acknowledged this ___ day of ______________, 2015.

COMCAST PROGRAMMING VENTURES V, LLC

By:
Name:
Title: